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EXHIBIT 3.5

(ON CARTER, LEDYARD & MILBURN LETTERHEAD)


DECEMBER 18, 2000



Nuveen Tax-Free Unit Trust,
Series 1211
c/o The Chase Manhattan Bank,
as Trustee
4 New York Plaza, 3rd Floor
New York, New York 10004



Re:  Nuveen Tax-Free Unit Trust, Series 1211


Dear Sirs:


We are acting as special counsel with respect to New York tax matters for the Nuveen Tax-Free Unit Trust, Series 1211 (the "Trust Fund"), which will be established under a Standard Terms and Conditions of Trust for Nuveen Tax-Free Unit Trust Series 823 and subsequent Series dated September 7, 1995, and a related Trust Indenture and Agreement dated as of today (such Standard Terms and Conditions of Trust and related Trust Indenture and Agreement are referred to collectively as the "Indenture"), between Nuveen Investments (f/k/a John
Nuveen & Co. Incorporated), as Depositor (the "Depositor"), and The Chase Manhattan Bank, as Trustee (the "Trustee"). Pursuant to the terms of the Indenture, units of fractional undivided interest in the Trust Fund will be issued in the aggregate amount set forth in the Closing Memorandum dated today's date (the "Units"), which Units may, in accordance with the Indenture, be represented by a certificate or certificates (the "Certificates").


We have examined and are familiar with originals or certified copies, or copies otherwise identified to our satisfaction, of such documents as we have deemed necessary or appropriate for the purpose of this opinion. In giving this opinion, we have relied upon the two opinions, each dated today and addressed to the Trustee, of Chapman and Cutler, counsel for the Depositor and for the Trust Fund, with respect to the matters of law set forth therein.

Based upon the foregoing, we are of the opinion that:

1. The Trust Fund will not constitute an association taxable as a corporation under New York law, and accordingly will not be subject to the New York State franchise tax or the New York City general corporation tax.

2. Under the income tax laws of the State and City of New York, the income of the Trust Fund will be considered the income of the holders of the Units. Individual holders of Units who are residents of New York State or New York City should compute their New York adjusted gross income in respect of the Trust Fund in the same manner as Federal adjusted gross income, increased by interest on obligations of states and political subdivisions thereof other than New York, which is exempt for Federal income tax purposes, and reduced by amortization of premium on such obligations. A New York State or City resident should determine the basis and holding period of his Units in the same manner for New York purposes as for Federal purposes for the purpose of computing gain or loss on the sale or other disposition of his Units. Non-resident holders of Units will not be taxable by New York State or City on any interest or gain derived from the Trust Fund or upon any gain from the sale or other disposition of their Units, since such income or gain will not be considered as derived from New York State or City sources.

3. By reason of the exemption contained in paragraph (a) of Subdivision 8 of
Section 270 of the New York Tax Law, no New York State stock transfer tax will be payable in respect of any transfer of the Certificates.

Very truly yours,

CARTER, LEDYARD & MILBURN